UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

September 16, 2026

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

September 16, 2026

Smith+Nephew announces results of its cash tender offer for up to $250 million of its outstanding 2.032% notes due 2030

Smith+Nephew, the global medical technology company (the "Company") (LSE:SN, NYSE: SNN), announced today the results of its previously announced offer to purchase for cash (the "Tender Offer"), upon the terms and subject to the conditions set forth in an offer to purchase dated September 8, 2026 (the "Offer to Purchase"), up to U.S.$250 million aggregate principal amount (the "Maximum Tender Amount") of the Company's 2.032% Senior Notes due 2030 (the "Notes") from each registered holder of the Notes (each a "Holder" and collectively, the "Holders"). The Tender Offer was made upon and is subject to the terms and conditions set forth in the Offer to Purchase. Capitalized terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to Purchase.

The Tender Offer expired at 5:00 p.m. (New York City time) yesterday, September 15, 2026 (the "Expiration Time"). The aggregate principal amount of Notes validly tendered and not withdrawn as of the Expiration Time was U.S.$431,825,000.

As the aggregate principal amount of Notes validly tendered and not validly withdrawn exceeded the Maximum Tender Amount, acceptance of the Notes was subject to proration as described in the Offer to Purchase. The Scaling Factor applied to the Notes is set forth in the table below. All Notes not accepted as a result of proration will be returned to the tendering Holder.

Title of Security	CUSIP/ISIN(1)	Aggregate Principal Amount Outstanding(2)	Tender Offer Consideration(3)	Aggregate Principal Amount Accepted for Purchase	Scaling Factor
2.032% Senior Notes due 2030 (Maturity date: October 14, 2030)	83192P AA6 / US83192PAA66	$900,000,000	U.S.$878.90 per U.S.$1,000 principal amount	U.S.$250,000,000	57.995%

(1)    No representation is made as to the correctness or accuracy of the CUSIP or ISIN numbers listed in this announcement or printed on the Notes. They are provided solely for the convenience of Holders of the Notes.

(2)    As of the commencement date of the Tender Offer.

(3)    Per U.S.$1,000 principal amount of Notes validly tendered and accepted for purchase pursuant to the Tender Offer. Does not include accrued and unpaid interest.

Pro rata acceptance for the Notes subject to proration was calculated by multiplying the principal amount of the Notes represented by each tender instruction requiring proration by the Scaling Factor and rounding down to the nearest U.S.$1,000 increment. See the Offer to Purchase for further details and conditions of proration.

Subject to the terms and conditions of the Tender Offer, in addition to the Tender Offer Consideration, Holders whose Notes are accepted for purchase in the Tender Offer will also be paid accrued and unpaid interest from the last interest payment date of the Notes to, but excluding, the Settlement Date, payable on the Settlement Date.

The Company's obligation to accept for purchase, and pay for, validly tendered Notes that have not been validly withdrawn, if applicable, is subject to, and conditioned upon, satisfaction or, where applicable, waiver of, conditions to the Tender Offer.

The Settlement Date is expected to be September 18, 2026. Notes that are accepted and purchased in the Tender Offer are expected to be canceled and to no longer remain outstanding obligations of the Company.

Further Information

Questions and requests for assistance in connection with the Tender Offer may be directed to the Dealer Manager at:

Merrill Lynch International
2 King Edward Street London, EC1A 1HQ
United Kingdom
Attn: Liability Management Group
Telephone (Europe): +44 20 7996 5420
Telephone (U.S. Toll Free): +1 (888) 292-0070
Telephone (U.S.): +1 (980) 387-3907
Email: DG.LM-EMEA@bofa.com

Questions and requests for assistance in connection with the tender of Notes may be directed to:

Global Bondholder Services Corporation

65 Broadway - Suite 404

New York, New York 10006

Attn: Corporate Actions

Banks and Brokers Call: +1 (212) 430-3774

Toll Free: +1 (855) 654-2015

Email: contact@gbsc-usa.com

NOTICE AND DISCLAIMER

From time to time, the Company may purchase additional Notes in the open market, in privately negotiated transactions, through tender offers or otherwise, or may redeem Notes pursuant to the terms of the indenture governing the Notes. Any future purchases or redemptions may be on the same terms or on terms that are more or less favorable to Holders of Notes than the terms of the Tender Offer. Any future purchases or redemptions by the Company will depend on various factors existing at that time. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) the Company may choose to pursue in the future. The effect of any of these actions may directly or indirectly affect the price of any Notes that remain outstanding after the consummation or termination of the Tender Offer.

This announcement must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which must be read carefully. If any Holder is unsure of the impact of the Tender Offer, it is recommended to seek its own financial and legal advice, including as to any tax consequences, from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. None of the Company, the Dealer Manager, the Information & Tender Agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, has made or makes any recommendation as to Holders' participation in the Tender Offer.

General

This announcement is for informational purposes only and shall not constitute an offer to buy, a solicitation to buy or an offer to sell any securities.

- ends -

Investor contacts

Emily Heaven       +44 (0) 7811 919437
Smith+Nephew     emily.heaven@smith-nephew.com

Craig Bijou           +1 (475) 850-8282
Smith+Nephew     craig.bijou@smith-nephew.com

Media Enquiries

Charles Reynolds      +44 7811 121398
Smith+Nephew        charles.reynolds@smith-nephew.com

About Smith+Nephew
Smith+Nephew is a portfolio medical technology business focused on the repair, regeneration and replacement of soft and hard tissue. We exist to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 17,000 employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global business units of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in around 100 countries, and generated annual sales of $6.2 billion in 2025. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The term 'Smith+Nephew' is used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on X, LinkedIn, Instagram or Facebook.

Smith+Nephew Forward-looking Statements

This announcement contains certain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. For example, statements regarding expected revenue growth and trading profit margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: conflicts in Europe and the Middle East, economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and disposals, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organization to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cybersecurity; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; effects of AI use and deployment; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F for the year ended December 31,
2025 and interim financial statements on Form 6-K for the six months period ended
June 27, 2026, which are available on the SEC's website at www. sec.gov and the Offer to Purchase, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. The Company can give no assurance that any goal or plan set forth in the Company's forward-looking statements will be achieved and readers are cautioned not to place undue reliance on such statements, which speak only as of the date made. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered in US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: September 16, 2026	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary